Dreyfus Premier New Jersey Municipal Bond Fund, Inc.

SEMIANNUAL REPORT June 30, 2006



Dreyfus

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier New Jersey Municipal Bond Fund, Inc., covering the six-month period from January 1, 2006, through June 30, 2006.

After a long period of remarkable resilience, municipal bonds and other fixed-income securities encountered heightened volatility during the first half of 2006, as investors reacted to each new release of economic data or comment from members of the Federal Reserve Board (the "Fed"). The economic data often painted a contradictory picture, sometimes suggesting that inflationary pressures were increasing and, at other times, seeming to point to milder economic growth. The Fed also sent mixed signals as investors attempted to determine whether the U.S. central bank might pause in its tightening campaign after seventeen consecutive interest-rate hikes since June 2004.

In the judgment of our Chief Economist, Richard Hoey, the U.S. economy may be moving into a more mature, slower-growth phase. However, a number of economic uncertainties remain. Indicators to watch in the months ahead include the outlook for inflation, the extent of softness in the housing market, the impact of slower economic growth on consumer spending, additional changes in interest rates from the Fed, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier New Jersey Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended June 30, 2006, the fund achieved total returns of 0.23% for Class A shares, –0.02% for Class B shares and –0.14% for Class C shares.[1] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.28% for the reporting period.[2]

Rising short-term interest rates and intensifying inflation concerns began to erode municipal bond prices during the second half of the reporting period. The fund's Class A shares produced a return that was in line with that of the benchmark, primarily as a result of its higher exposure to securities that are relatively sensitive to changes in yields. In addition, the fund is subject to fees and expenses to which the Index is not.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and New Jersey income taxes as is consistent with the preservation of capital.

To pursue this goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal and New Jersey personal income taxes. The fund invests at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") implemented four more increases in the overnight federal funds rate over the first half of 2006, driving it to 5.25%. While longer-term bond yields remained relatively stable during the first quarter of the year, they began to rise more steeply in the second quarter, eroding bond prices, as mounting inflationary pressures led to concerns that the Fed might raise short-term rates more than previously expected. However, for the reporting period overall, short-term rates climbed somewhat more sharply than long-term yields, causing yield differences to narrow along the municipal bond market's maturity spectrum. As of June 30, only 90 basis points separated yields of two-year and 30-year AAA-rated municipal bonds.

The fund's results also were influenced by supply-and-demand factors. Although New Jersey has continued to face fiscal challenges, the growing U.S. economy benefited most states and municipalities, helping to boost corporate and personal income tax receipts. As a result, the national supply of newly issued bonds moderated while investor demand remained robust, supporting bond prices.

In this environment, the fund continued to receive strong income contributions from its core holdings of seasoned bonds, which were purchased with significantly higher yields than are available today. The fund also benefited from its corporate-backed holdings, including bonds issued on behalf of airlines as well as securities backed by the states' settlement of litigation with U.S. tobacco companies.

However, these favorable factors were offset by relative weakness among holdings whose prices are particularly sensitive to changes in yields, including zero-coupon and non-callable bonds. In addition, the fund maintained less exposure than the benchmark to securities at the long end of the maturity range, constraining its relative performance.

What is the fund's current strategy?

The economic outlook currently appears to be cloudy. On one hand, cooling housing markets and moderating consumer spending suggest that U.S. economic growth may slow. On the other, soaring energy prices and other inflationary pressures may lead to additional rate hikes from the Fed. Therefore, we expect heightened market volatility over the second half of 2006, which may create opportunities to purchase municipal bonds at attractive prices.

July 17, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier New Jersey Municipal Bond Fund, Inc. from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.26	$ 7.74	$ 8.97
Ending value (after expenses)	$1,002.30	$999.80	$998.60

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.31	$ 7.80	$ 9.05
Ending value (after expenses)	$1,019.54	$1,017.06	$1,015.82

† *Expenses are equal to the fund's annualized expense ratio of 1.06% for Class A, 1.56% for Class B and 1.81% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Long-Term Municipal Investments−103.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey−102.0%				
Atlantic County Utilities Authority, Solid Waste System Revenue	7.00	3/1/08	2,380,000	2,389,901
Atlantic County Utilities Authority, Solid Waste System Revenue	7.13	3/1/16	13,250,000	13,394,822
Bayonne Redevelopment Agency, Revenue (Royal Caribbean Project)	5.38	11/1/35	4,120,000	4,127,787
Bordentown Sewer Authority, Revenue (Insured; FGIC)	5.38	12/1/20	3,880,000	4,083,894
Burlington County Bridge Commission, LR County Guaranteed (Government Leasing Project)	5.25	8/15/21	1,000,000	1,044,660
Camden (Insured; FSA)	0.00	2/15/12	4,385,000	3,485,198
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (Cooper Health System Obligated Group Issue)	5.25	2/15/20	4,545,000	4,652,671
Carteret Board of Education, COP (Insured; MBIA)	6.00	1/15/10	440,000 [a]	474,166
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.00	1/1/27	3,220,000	3,290,776
East Orange (Insured; FSA)	0.00	8/1/10	4,240,000	3,597,810
East Orange (Insured; FSA)	0.00	8/1/11	2,500,000	2,032,400
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/21	685,000	341,479
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/26	745,000	287,555
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/28	2,345,000	816,107
Essex County Improvement Authority, LR (County Correctional Facility Project) (Insured; FGIC)	6.00	10/1/10	10,000,000 [a]	10,804,800

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Gloucester Township Municipal Utilities Authority, Sewer Revenue (Insured; AMBAC)	5.65	3/1/18	2,530,000	2,762,127
Hudson County, COP (Correctional Facilities) (Insured; MBIA)	5.00	12/1/21	4,610,000	4,751,296
Hudson County Improvement Authority, Harrison Stadium Land Acquisition Revenue (Harrison Redevelopment Project) (Insured; MBIA)	0.00	12/15/34	3,000,000	722,040
Hudson County Improvement Authority, LR (County Services Building Project) (Insured; AMBAC)	5.00	4/1/35	2,500,000	2,546,850
Jersey City (Insured; FSA)	0.00	5/15/10	4,745,000	4,063,713
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	1,575,000	1,647,812
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	915,000	956,898
Mercer County Improvement Authority, Revenue (County Courthouse Project)	5.75	11/1/17	500,000	516,550
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/20	4,525,000	2,307,433
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/22	4,740,000	2,184,050
New Jersey	6.00	5/1/10	3,695,000 [a]	3,967,691
New Jersey (Insured; MBIA)	6.00	7/15/10	7,400,000	7,965,434

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority (Department of Human Services)	6.10	7/1/17	3,700,000	3,947,456
New Jersey Economic Development Authority (Department of Human Services)	6.25	7/1/24	1,305,000	1,411,397
New Jersey Economic Development Authority (School Facilities Construction) (Insured; AMBAC)	6.42	6/15/18	10,000,000 b,c	10,586,950
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/29	2,500,000	2,634,550
New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District Energy Co. L.P. Project)	6.20	12/1/07	2,210,000	2,225,824
New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District Energy Co. L.P. Project)	6.20	12/1/10	4,040,000	4,068,926
New Jersey Economic Development Authority, EDR (American Airlines, Inc. Project)	7.10	11/1/31	1,085,000	1,084,848
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.88	6/1/18	2,750,000	2,949,815
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.50	6/1/21	1,920,000	2,019,590
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	6.00	6/1/25	1,000,000	1,088,840
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.25	6/1/32	350,000	360,972

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project)	5.50	1/1/18	2,950,000	2,981,299
New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project)	5.50	1/1/25	3,000,000	3,008,970
New Jersey Economic Development Authority, First Mortgage Revenue (The Evergreens)	6.00	10/1/17	650,000	660,978
New Jersey Economic Development Authority, First Mortgage Revenue (The Evergreens)	6.00	10/1/22	700,000	712,096
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/20	3,350,000	1,713,860
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/21	2,620,000	1,278,115
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/12	1,000,000	798,990
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/13	1,000,000	760,730
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/15	3,250,000	2,231,710
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/17	5,000,000	3,094,800
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/18	2,500,000	1,465,075

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/20	6,500,000	3,421,275
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/22	6,000,000	2,854,380
New Jersey Economic Development Authority, Special Facilities Revenue (Continental Airlines, Inc. Project)	6.25	9/15/19	5,000,000	5,123,750
New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC)	6.00	6/15/10	2,425,000 [a]	2,608,863
New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC)	6.13	6/15/10	7,535,000 [a]	8,140,588
New Jersey Economic Development Authority, Waste Paper Recycling Revenue (Marcal Paper Mills Inc. Project)	6.25	2/1/09	4,205,000	4,250,961
New Jersey Economic Development Authority, Waste Paper Recycling Revenue (Marcal Paper Mills Inc. Project)	8.50	2/1/10	3,240,000	3,300,718
New Jersey Educational Facilities Authority, Revenue (Fairleigh Dickenson University Issue)	6.00	7/1/20	2,535,000	2,762,415
New Jersey Educational Facilities Authority, Revenue (Public Library Project) (Insured; AMBAC)	5.00	9/1/22	5,500,000	5,646,960
New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; FGIC)	5.75	7/1/10	15,405,000 [a]	16,448,843
New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; MBIA)	5.00	7/1/34	8,750,000	8,935,063

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Educational Facilities Authority, Revenue (Stevens Institute of Technology)	5.38	7/1/34	2,500,000	2,562,025
New Jersey Educational Facilities Authority, Revenue (William Patterson University) (Insured; FGIC)	5.00	7/1/28	2,000,000	2,049,680
New Jersey Environmental Infrastructure Trust	5.25	9/1/10	4,070,000 [a]	4,312,043
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.00	7/1/12	3,000,000	3,248,340
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.25	7/1/17	5,000,000	5,481,950
New Jersey Health Care Facilities Financing Authority, Revenue (Capital Health System Obligated Group Issue)	5.75	7/1/23	3,000,000	3,144,180
New Jersey Health Care Facilities Financing Authority, Revenue (General Hospital Center at Passaic, Inc. Obligated Group Issue) (Insured; FSA)	6.75	7/1/19	550,000	656,749
New Jersey Health Care Facilities Financing Authority, Revenue (Raritan Bay Medical Center Issue)	7.25	7/1/14	3,010,000	3,098,193
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA)	0.00	7/1/23	5,500,000	2,431,000
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Elizabeth Hospital Obligated Group Issue)	6.00	7/1/14	2,500,000	2,584,175
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Elizabeth Hospital Obligated Group Issue)	6.00	7/1/20	3,120,000	3,218,842

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Higher Education Assistance Authority, Student Loan Revenue (Insured; MBIA)	6.13	6/1/17	345,000	354,284
New Jersey Highway Authority, Revenue (Garden State Parkway)	6.00	1/1/19	6,645,000	7,625,935
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.75	4/1/18	1,650,000	1,691,926
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.30	4/1/26	2,035,000	2,042,265
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured: AMBAC and FHA)	5.65	5/1/40	5,250,000	5,416,162
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.70	5/1/20	2,640,000	2,746,049
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.75	5/1/25	895,000	926,665
New Jersey Transit Corp., Lease Purchase Agreement, COP (Raymond Plaza East Inc.) (Insured; FSA)	6.50	4/1/07	3,945,000 [a]	4,062,995
New Jersey Transit Corp., Master Lease Agreement, COP, Federal Transit Administration Grants (Insured; AMBAC)	5.75	9/15/10	5,000,000 [a]	5,352,900
New Jersey Transportation Trust Fund Authority (Transportation System)	5.70	6/15/09	25,500,000 [b,c]	26,405,378
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/20	4,000,000	4,105,960
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	12/15/23	7,000,000	7,657,440
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; FSA)	5.00	6/15/20	2,500,000	2,584,750

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	7.83	12/15/11	9,000,000 a,b,c	9,895,455
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	7.83	12/15/11	8,000,000 a,b,c	8,795,960
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	7.00	6/15/12	2,255,000	2,598,459
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	7.00	6/15/12	3,745,000	4,304,952
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	60,000	68,186
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	160,000	183,138
New Jersey Turnpike Authority, Turnpike Revenue (Insured; AMBAC)	5.00	1/1/35	7,450,000	7,521,371
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	6.50	1/1/16	1,000,000	1,140,720
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	1,210,000	1,384,978
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	3,520,000	4,015,334
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	17,935,000	20,528,580
North Hudson Sewer Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/19	1,000,000	1,056,660
North Jersey District Water Supply Commission, Sewer Revenue (Wanaque South Project) (Insured; MBIA)	6.00	7/1/19	2,000,000	2,253,100
Port Authority of New York and New Jersey (Consolidated Bonds, 119th Series) (Insured; FGIC)	5.50	9/15/16	4,650,000	4,709,474
Port Authority of New York and New Jersey (Consolidated Bonds, 121st Series) (Insured; MBIA)	5.38	10/15/35	14,950,000	15,356,939

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Port Authority of New York and New Jersey (Consolidated Bonds, 124th Series)	5.00	8/1/19	1,000,000	1,012,660
Port Authority of New York and New Jersey, Special Obligation Revenue (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/15	5,000,000	5,643,850
Rahway, COP (Insured; MBIA)	5.63	2/15/20	600,000	640,764
Rahway Redevelopment Agency, Public Library Revenue (Insured; FGIC)	5.00	10/15/22	2,780,000	2,879,024
Rahway Valley Sewerage Authority, Sewer Revenue (Insured; MBIA)	0.00	9/1/32	5,000,000	1,356,000
Rahway Valley Sewerage Authority, Sewer Revenue (Insured; MBIA)	0.00	9/1/33	5,000,000	1,283,250
Rutgers, The State University, GO (Insured; FGIC)	5.00	5/1/31	3,000,000	3,067,110
South Jersey Transportation Authority, Transportation System Revenue (Insured; FGIC)	5.00	11/1/33	2,500,000	2,555,400
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/32	7,580,000	7,913,217
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.38	6/1/32	8,745,000	9,501,880
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/39	1,790,000	1,999,502
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/41	10,630,000	12,062,818
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.25	6/1/43	3,490,000	3,766,687
Union County Improvement Authority, Revenue (Correctional Facility Project)	5.00	6/15/22	3,155,000	3,238,734

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Union County Utilities Authority, Solid Waste Revenue (Ogden Martin Systems of Union, Inc.) (Insured; AMBAC)	5.38	6/1/20	4,990,000	5,122,934
University of Medicine and Dentistry of New Jersey (Insured; AMBAC)	5.50	12/1/27	15,425,000	16,472,820
West Deptford Township (Insured; FGIC)	5.50	9/1/10	1,800,000 [a]	1,908,882
West Orange Board of Education, COP (Insured; MBIA)	6.00	10/1/09	500,000 [a]	536,400
U.S. Related—1.9%				
Guam Waterworks Authority, Water and Wastewater System Revenue	6.00	7/1/25	1,000,000	1,056,570
Puerto Rico Commonwealth (Insured; MBIA)	5.65	7/1/15	2,000,000	2,212,860
Puerto Rico Housing Bank and Finance Agency, SFMR (Affordable Housing Mortgage Subsidy Program) (Insured: FHLMC, FNMA and GNMA)	6.25	4/1/29	270,000	274,012
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	2,000,000	2,178,700
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.50	10/1/24	3,000,000	3,261,750
Total Investments (cost $460,456,401)			**103.9%**	**481,314,543**
Liabilities, Less Cash and Receivables			**(3.9%)**	**(18,059,580)**
Net Assets			**100.0%**	**463,254,963**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Collateral for floating rate borrowings.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, these securities amounted to $55,683,743 or 12.0% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	63.6
AA		Aa		AA	3.9
A		A		A	9.7
BBB		Baa		BBB	15.6
BB		Ba		BB	.2
B		B		B	1.1
CCC		Caa		CCC	.2
Not Rated [d]		Not Rated [d]		Not Rated [d]	5.7
					100.0

† *Based on total investments.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	460,456,401	481,314,543
Interest receivable		6,236,414
Receivable for investment securities sold		3,198,356
Receivable for shares of Common Stock subscribed		4,702
Prepaid expenses		36,249
		490,790,264
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		304,850
Payable for floating rate notes issued		26,250,000
Cash overdraft due to Custodian		584,151
Interest and related expenses payable		49,685
Payable for shares of Common Stock redeemed		276,330
Accrued expenses		70,285
		27,535,301
Net Assets ($)		**463,254,963**
Composition of Net Assets ($):		
Paid-in capital		443,450,908
Accumulated undistributed investment income–net		43,678
Accumulated net realized gain (loss) on investments		(1,097,765)
Accumulated net unrealized appreciation (depreciation) on investments		20,858,142
Net Assets ($)		**463,254,963**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	458,784,287	1,985,794	2,484,882
Shares Outstanding	35,654,718	154,495	193,281
Net Asset Value Per Share ($)	**12.87**	**12.85**	**12.86**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**12,671,673**
Expenses:	
Management fee–Note 3(a)	1,401,618
Shareholder servicing costs–Note 3(c)	678,813
Interest and related expenses	495,579
Directors' fees and expenses–Note 3(d)	48,730
Registration fees	32,460
Professional fees	29,181
Custodian fees	26,972
Distribution fees–Note 3(b)	14,462
Prospectus and shareholders' reports	12,489
Loan commitment fees–Note 2	3,016
Miscellaneous	21,237
Total Expenses	**2,764,557**
Less–reduction in management fee due to undertaking–Note 3(a)	(265,875)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(3,523)
Net Expenses	**2,495,159**
Investment Income–Net	**10,176,514**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and options transactions	1,241,321
Net realized gain (loss) on financial futures	143,163
Net Realized Gain (Loss)	**1,384,484**
Net unrealized appreciation (depreciation) on investments	(10,435,998)
Net Realized and Unrealized Gain (Loss) on Investments	**(9,051,514)**
Net Increase in Net Assets Resulting from Operations	**1,125,000**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment income—net	10,176,514	20,925,117
Net realized gain (loss) on investments	1,384,484	529,919
Net unrealized appreciation (depreciation) on investments	(10,435,998)	(5,887,566)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,125,000**	**15,567,470**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(10,049,596)	(20,707,461)
Class B shares	(37,213)	(70,354)
Class C shares	(46,027)	(70,587)
Total Dividends	**(10,132,836)**	**(20,848,402)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	15,496,586	25,969,722
Class B shares	195,847	654,150
Class C shares	141,692	1,182,252
Dividends reinvested:		
Class A shares	7,279,575	14,803,889
Class B shares	23,967	45,823
Class C shares	26,360	38,855
Cost of shares redeemed:		
Class A shares	(30,274,132)	(60,922,298)
Class B shares	(221,944)	(266,976)
Class C shares	(365,519)	(198,594)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(7,697,568)**	**(18,693,177)**
Total Increase (Decrease) in Net Assets	**(16,705,404)**	**(23,974,109)**
Net Assets ($):		
Beginning of Period	479,960,367	503,934,476
End of Period	**463,254,963**	**479,960,367**
Undistributed investment income—net	43,678	–

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	1,190,968	1,962,222
Shares issued for dividends reinvested	561,126	1,119,324
Shares redeemed	(2,324,295)	(4,603,505)
Net Increase (Decrease) in Shares Outstanding	**(572,201)**	**(1,521,959)**
Class B[a]		
Shares sold	15,107	49,513
Shares issued for dividends reinvested	1,846	3,470
Shares redeemed	(16,999)	(20,261)
Net Increase (Decrease) in Shares Outstanding	**(46)**	**32,722**
Class C		
Shares sold	10,880	89,700
Shares issued for dividends reinvested	2,029	2,946
Shares redeemed	(28,099)	(15,182)
Net Increase (Decrease) in Shares Outstanding	**(15,190)**	**77,464**

[a] *During the period ended December 31, 2005, 727 Class B shares representing $9,697 were automatically converted to 726 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31,				
		2005	2004	2003[a]	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	13.12	13.26	13.32	13.25	12.76	12.86
Investment Operations:						
Investment income–net[b]	.28	.56	.55	.57	.62	.63
Net realized and unrealized gain (loss) on investments	(.25)	(.14)	(.04)	.06	.49	(.10)
Total from Investment Operations	.03	.42	.51	.63	1.11	.53
Distributions:						
Dividends from investment income–net	(.28)	(.56)	(.55)	(.56)	(.62)	(.63)
Dividends from net realized gain on investments	–	–	(.02)	–	(.00)[c]	(.00)[c]
Total Distributions	(.28)	(.56)	(.57)	(.56)	(.62)	(.63)
Net asset value, end of period	12.87	13.12	13.26	13.32	13.25	12.76
Total Return (%)	.23[d,e]	3.22[d]	3.91[d]	4.90[d]	8.88	4.19
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets[f]	1.17[g]	1.12	1.04	1.03	1.03	1.06
Ratio of net expenses to average net assets[f]	1.06[g]	1.01	.94	.94	.94	.98
Ratio of net investment income to average net assets	4.36[g]	4.25	4.16	4.29	4.77	4.87
Portfolio Turnover Rate	8.88[e]	11.22	16.98	24.45	33.10	28.39
Net Assets, end of period ($ x 1,000)	458,784	475,203	500,585	536,073	558,814	545,112

[a] The fund commenced offering three classes of shares on January 7, 2003. The existing shares were redesignated Class A shares.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.
[g] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	13.10	13.25	13.30	13.13
Investment Operations:				
Investment income−net[b]	.25	.50	.48	.48
Net realized and unrealized gain (loss) on investments	(.25)	(.16)	(.03)	.17
Total from Investment Operations	.00[c]	.34	.45	.65
Distributions:				
Dividends from investment income−net	(.25)	(.49)	(.48)	(.48)
Dividends from net realized gain on investments	−	−	(.02)	−
Total Distributions	(.25)	(.49)	(.50)	(.48)
Net asset value, end of period	12.85	13.10	13.25	13.30
Total Return (%)[d]	(.02)[e]	2.63	3.46	5.07[e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets[f]	1.73[g]	1.67	1.59	1.57[g]
Ratio of net expenses to average net assets[f]	1.56[g]	1.51	1.44	1.43[g]
Ratio of net investment income to average net assets	3.86[g]	3.74	3.65	3.63[g]
Portfolio Turnover Rate	8.88[e]	11.22	16.98	24.45
Net Assets, end of period ($ x 1,000)	1,986	2,025	1,614	1,038

[a] *From January 7, 2003 (commencement of initial offering) to December 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*
[g] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	13.11	13.25	13.31	13.13
Investment Operations:				
Investment income–net[b]	.23	.46	.45	.44
Net realized and unrealized gain (loss) on investments	(.25)	(.14)	(.04)	.19
Total from Investment Operations	(.02)	.32	.41	.63
Distributions:				
Dividends from investment income–net	(.23)	(.46)	(.45)	(.45)
Dividends from net realized gain on investments	–	–	(.02)	–
Total Distributions	(.23)	(.46)	(.47)	(.45)
Net asset value, end of period	12.86	13.11	13.25	13.31
Total Return (%)[c]	(.14)[d]	2.45	3.13	4.88[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets[e]	1.94[f]	1.89	1.81	1.80[f]
Ratio of net expenses to average net assets[e]	1.81[f]	1.76	1.69	1.67[f]
Ratio of net investment income to average net assets	3.61[f]	3.51	3.41	3.34[f]
Portfolio Turnover Rate	8.88[d]	11.22	16.98	24.45
Net Assets, end of period ($ x 1,000)	2,485	2,732	1,736	1,188

[a] *From January 7, 2003 (commencement of initial offering) to December 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*
[f] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier New Jersey Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey personal income taxes, as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (200 million shares authorized), Class B (150 million shares authorized) and Class C (150 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC

("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.
- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the fund's Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the

"Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $2,502,894 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $465,690 of the carryover expires in fiscal 2008, and $2,037,204 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2005 were as follows: tax exempt income $20,848,402. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60%

of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken until such time as they give shareholders at least 90 days' notice to the contrary, if the aggregate expenses of the fund, exclusive of taxes, brokerage commissions, interest expense, commitment fees, extraordinary expenses, shareholder services fees and Rule 12b-1 distribution plan fees, but including the management fee, exceed .60% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager under the Agreement, or the Manager will bear such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $265,875 during the period ended June 30, 2006.

During the period ended June 30, 2006, the Distributor retained $1,861 from commissions earned on sales of the fund's Class A shares and $5,912 and $829 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended June 30, 2006, Class B and Class C shares were charged $4,846 and $9,616 respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30,

2006, Class A, Class B and Class C shares were charged $578,380, $2,423 and $3,205, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2006, the fund was charged $51,704 pursuant to the transfer agency agreement.

During the period ended June 30, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $229,936, Rule 12b-1 distribution plan fees $2,335, shareholder services plan fees $95,807, chief compliance officer fees $1,926 and transfer agency per account fees $22,266, which are offset against an expense reimbursement currently in effect in the amount of $47,420.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended June 30, 2006, amounted to $41,331,393 and $53,529,016, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At June 30, 2006, there were no financial futures contracts outstanding.

At June 30, 2006, accumulated net unrealized appreciation on investments was $20,650,314, consisting of $21,617,762 gross unrealized appreciation and $967,448 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Restatement:

Subsequent to the issuance of the June 30, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	Six Months Ended Juune 30, 2006 (Unaudited)	Year Ended December 31,				
		2005	2004	2003	2002	2001
Class A shares:						
As previously reported	.96%	.96%	.95%	.95%	.94%	.94%
As restated	1.17%	1.12%	1.04%	1.03%	1.03%	1.06%
Class B shares:						
As previously reported	1.52%	1.51%	1.50%	1.49%		
As restated	1.73%	1.67%	1.59%	1.57%		
Class C shares:						
As previously reported	1.73%	1.73%	1.72%	1.72%		
As restated	1.94%	1.89%	1.81%	1.80%		

Ratio of Net Expenses	Six Months Ended Juune 30, 2006 (Unaudited)	Year Ended December 31,				
		2005	2004	2003	2002	2001
Class A shares:						
As previously reported	.85%	.85%	.85%	.86%	.85%	.86%
As restated	1.06%	1.01%	.94%	.94%	.94%	.98%
Class B shares:						
As previously reported	1.35%	1.35%	1.35%	1.35%		
As restated	1.56%	1.51%	1.44%	1.43%		
Class C shares:						
As previously reported	1.60%	1.60%	1.60%	1.59%		
As restated	1.81%	1.76%	1.69%	1.67%		

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities and the statement of operations were also restated as follows:

	June 30, 2006 As Previously Reported	June 30, 2006 As Restated
Portfolio of Investments:		
Total investments	455,064,543	481,314,543
Identified cost	434,414,229	460,456,401
Other assets and liabilities	8,190,420	(18,059,580)
Statement of Assets and Liabilities:		
Total investments in securities, at value	455,064,543	481,314,543
Identified cost	434,414,229	460,456,401
Interest receivable	6,186,729	6,236,414
Total assets	464,490,579	490,790,264
Payable for floating rate notes issued	–	26,250,000
Interest and related expenses payable	–	49,685
Total liabilities	1,235,616	27,535,301
Net unrealized appreciation (depreciation) of investments	20,650,314	20,858,142
Accumulated net realized gain (loss) on investments	(889,937)	(1,097,765)
Statement of Operations:		
Investment income–Interest	12,176,094	12,671,673
Expenses–interest and related expenses	–	495,579
Total expenses	2,268,978	2,764,557
Net expenses	1,999,580	2,495,159

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on May 24, 2006, the Board unanimously approved the continuation of the fund's Management Agreement, for a one-year term ending July 31, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Management Agreement, including performance and expense information for other investment companies with similar investment objectives to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the Board discussed the proposed continuance of the Management Agreement with senior management personnel of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representative of the Manager was present, to continue their discussion of the continuance of the Management Agreement. In determining to continue the Management Agreement, the Board members considered all factors which they believed to be relevant.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio and Performance. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and yield and total return performance. The fund's yield and total return were compared to those of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

The Board reviewed the results of the Performance Group and Performance Universe comparisons for various periods ended March 31, 2006. The Board noted that the fund's total return for the one-year period was ranked in the third quintile among its Performance Group (which was slightly below the median) and in the second quintile among its Performance Universe (which was slightly better than the median). The Board further noted that the fund's yield was ranked in the second quintile among the Performance Group and the first quintile among the Performance Universe for the one-year period.

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's actual management fee and total expense ratio (after fee waivers and expense reimbursements) were lower than the medians of the Expense Group and Expense Universe. The Board noted that the fund's total expense ratio reflected the Manager's undertaking to limit the fund's annual total expense ratio to .60%.

Representatives of the Manager noted that there were no similarly managed mutual funds, institutional separate accounts, or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies and, as to mutual funds only, reported in the same Lipper category, as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the fund's overall performance and generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier
New Jersey
Municipal Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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